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                                                                 Exhibit (a)(9)

The Latin America Equity Fund, Inc. (NYSE:  LAQ)

November 6, 2002

FOR IMMEDIATE RELEASE

CONTACT: INVESTOR RELATIONS
         CREDIT SUISSE ASSET MANAGEMENT, LLC
         1-800-293-1232

THE LATIN AMERICA EQUITY FUND, INC. ANNOUNCES PRELIMINARY RESULTS OF TENDER
OFFER

     NEW YORK--November 6, 2002--The Latin America Equity Fund, Inc. (the "Fund") today announced the termination of its tender offer for up to 1,115,689 shares of common stock of the Fund, representing 15% of its outstanding shares of common stock. The offer was for cash at a price equal to 95% of the Fund's net asset value per share as determined at the close of regular trading on the New York Stock Exchange ("NYSE") on November 6, 2002 upon the terms and conditions set forth in the Fund's Offer to Purchase and the related Letter of Transmittal. The net asset value as of the close of trading on Wednesday, November 6, 2002 was $11.38 per share, and accordingly, the tender offer price is $10.81 per share. The deadline for participating in the offer was 5:00 P.M. Eastern Time on November 6, 2002. Approximately 4,732,271 shares of the Fund's common stock were tendered through the stated expiration date. Therefore, on a pro-rata basis, approximately 23.58% of the shares so tendered are expected to be accepted for payment. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

     The Fund is traded on the NYSE under the trading symbol "LAQ." Credit Suisse Asset Management, LLC (New York), the Fund's investment adviser, is part of Credit Suisse Asset Management ("CSAM"), the institutional and mutual-fund asset-management arm of Credit Suisse First Boston. As of June 30, 2002, CSAM managed over $66 billion in the U.S. and, together with its global affiliates, managed assets of over $306 billion in 14 countries. Credit Suisse Funds is the U.S. mutual-fund family of CSAM.

     Any questions or requests for assistance with respect to the tender offer may be directed to Georgeson Shareholder Communications Inc., the Information Agent for the offer, toll free at (866) 252-8358.